

May 20, 2011

Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

   Re: **Trustmark Corporation**
       Form 10-K for the fiscal year ended December 31, 2010
       Filed February 25, 2011
       File No. 0-3683

Dear Mr. Greer:

  We have considered your letter dated April 29, 2011, responding to our letter dated April 11, 2011, and have the following comments. In these comments, ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 4 – Loans and Allowance for Loan Losses

1. We note your response to comments 3 and 4 regarding the allowance for loan loss methodology. In order to better understand how your quantitative historical data supports the look back period for both your commercial and consumer loan portfolios please provide the following:

  • In tabular format, a schedule which details net charge-offs broken down for each class of financing receivable within each of the two loan portfolio segments (commercial and consumer) for each of the last five fiscal periods and interim period of 2011. In your response, you should also clearly explain how this quantitative data, along with the other factors you considered, supports the use of a 20-quarter rolling average for your consumer loan segment and the 3 year loss period used in your commercial loan segment;

- Explain whether there has been any consideration given to the placing of a greater weighting on more recent periods in the determination of these loss factors;

- Please quantify for both the commercial and consumer loan segments separately, the portion of the loan loss allowance attributable to both your quantitative and qualitative components for each of the fiscal periods presented as well as the interim period of fiscal 2011.

2. We note your response to comment 5. Please confirm to us that the proposed disclosure will be presented in future filings, beginning with your June 30, 2011 Form 10-Q.

3. We note your response to comment 6. Please confirm to us that the comparative financial information and related disclosures outlined in ASU 2010-20, to be presented in the Form 10-Q for the period ending June 30, 2011 will include comparable June 30, 2010 information. If management does not plan to include this information, please address the reasons for and basis for its exclusion in your response.

You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

By FAX to: Louis E. Greer
FAX number: 601-208-7966